UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement.

On June 10, 2020, Naked Brand Group Limited (the “Company”) entered into a Global Amendment (the “Amendment”) with St. George Investments LLC (the “Holder”), which amended the Convertible Promissory Notes issued by the Company on December 19, 2019 and January 9, 2020 (the “Amended Notes”).

Pursuant to the Amendment, subject to the Company’s approval, the Holder may convert the outstanding balance of the Amended Notes into the Company’s ordinary shares at a conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Company’s ordinary shares in the preceding 20 trading days, but in any event not less than the floor price specified in the Amendment. As of June 8, 2020, the aggregate outstanding balance of the Amended Notes was approximately $7,300,000 and the closing price of the Company’s ordinary shares was $0.679.

The Amendment does not affect the Affiliated Holder’s right to convert the outstanding balance of the Amended Notes at the fixed conversion price per share set forth therein, without the Company’s approval. The fixed conversion price per share of the Amended Notes is $4.00, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares. The effectiveness of the Amendment is conditioned upon the staff of the Nasdaq Capital Market reviewing the Amendment and not raising any objection thereto.

As previously disclosed, the Company also issued Convertible Promissory Notes to the Holder and Iliad Research and Trading, L.P., an affiliate of the Holder (the “Affiliated Holder”), on October 4, 2019 (the “October Note”), November 12, 2019 (the “November Note”), February 11, 2020 and April 15, 2020. As previously disclosed, on April 9, 2020, the Company entered into a Global Amendment with the Affiliated Holder on terms substantially similar to the Amendment, which amended the October Note and the November Note. Pursuant to the prior Global Amendment, as of June 8, 2020, the Affiliated Holder had converted the entire outstanding balance of the October Note and $665,000 of the outstanding balance of the November Note into 9,223,969 ordinary shares.

Additional Information

A copy of the Amendment is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The copy of the Amendment has been included to provide investors and security holders with information regarding its terms. The copy is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreement, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

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Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Global Amendment, dated as of June 10, 2020, by and between St. George Investments LLC and Naked Brand Group Limited.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 10, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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